

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03006906

February 5, 2003

NO ACT
P.E 12-26-02
1-2979

Mary E. Schaffner
Senior Counsel
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, MN 55479

Act 1934
Section
Rule 14A-8
Public Availability 2/5/2003

Re: Wells Fargo & Company
Incoming letter dated December 26, 2002

Dear Ms. Schaffner:

This is in response to your letter dated December 26, 2002 concerning the shareholder proposal submitted to Wells Fargo by the United Brotherhood of Carpenters and Joiners of America. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001



RECEIVED
2002 DEC 27 PM 4:11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

December 26, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Submitted by the United Brotherhood of Carpenters and Joiners of America

Gentlemen:

Enclosed for filing pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, are one originally executed and six photocopies of a no-action request letter filed by Wells Fargo & Company relating to the above-referenced stockholder proposal. Also included is a receipt and self-addressed stamped envelope for return of same to the undersigned as evidence of filing.

If you have any questions, please contact the undersigned at 612/667-2367.

Very truly yours,

Mary E. Schaffner
Senior Counsel

Enclosures



VIA FEDERAL EXPRESS

December 26, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wells Fargo & Company – Stockholder Proposal Submitted by the United Brotherhood of Carpenters and Joiners of America

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), Wells Fargo & Company (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials"), in reliance on Rule 14a-8(i)(11), a proposal (the "Union Proposal") submitted by the United Brotherhood of Carpenters and Joiners of America (the "Union"). The Company does not expect to file its definitive 2003 Proxy Materials pursuant to Rule 14a-6(b) of the Act before March 18, 2003.

On November 19, 2002, the Company received the Union Proposal and a related supporting statement. The Union Proposal states: "That the shareholders of Wells Fargo & Company (the "Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." The text of the Union Proposal and the related supporting statement are attached to this letter as Exhibit A.

On or about November 8, 2002, and before receiving the Union Proposal, the Company received for inclusion in the 2003 Proxy Materials a proposal and supporting statement from Gerald R. Armstrong dated November 4, 2002 (the "Armstrong Proposal"). The Armstrong Proposal states: "That the shareholders of Wells Fargo & Company request that the Board of Directors cease using any form of executive compensation, including executive stock options, unless the costs of such compensation are included as an expense on [sic] in the annual income and expense statements." The text of the Armstrong Proposal and the related supporting statement are attached to this letter as Exhibit B.

For the reasons discussed below, the Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, so long as it includes in the 2003 Proxy Materials the Armstrong Proposal covering the expensing of stock options, no enforcement action will be recommended if the Company omits the Union Proposal from the 2003 Proxy Materials on the grounds that it is substantially duplicative of the Armstrong Proposal.

Rule 14a-8(i)(11) permits exclusion of a stockholder proposal "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Staff has previously indicated that a registrant does not have the option of selecting between duplicative proposals (Atlantic Richfield Company (January 11, 1982)), but must include in its proxy materials the first of such proposals. The Staff has taken the position that proposals may be excluded under Rule 14a-8(i)(11) where the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. (*See*, for example, Albertson's, Inc. (April 4, 2002), Verizon Communications Inc. (January 31, 2002), USG Corp. (April 7, 2000) and Freeport-McMoRan Copper & Gold Inc. (February 22, 1999).)

Although the Armstrong Proposal is couched in terms of requesting the Board of Directors to adopt a policy of ceasing to use any form of executive compensation, including stock options, unless such compensation is expensed in the Company's income statements, the thrust of the Armstrong Proposal, based on the language of his supporting statement, is to request the Company to adopt a policy of expensing stock options in its income statements. In fact, Mr. Armstrong's supporting statement focuses solely on arguments in favor of reflecting the estimated costs of stock options as an expense in the Company's income statements. The arguments relating to the expensing of stock options advanced by Mr. Armstrong in support of his proposal are also substantially similar to those made by the Union in its supporting statement. Given that the core issue of the Armstrong Proposal and the sole issue of the Union Proposal--the expensing of stock options--is the same, the Company is of the view that the Union Proposal is substantially duplicative of the Armstrong Proposal.

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if the Company omits the Union Proposal from the 2003 Proxy Materials so long as the Company includes the Armstrong Proposal which covers at least the expensing of stock options advocated by the Union Proposal. Should the Staff disagree with our conclusions regarding the omission of the Union Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-2367.

In accordance with Rule 14a-8(j), six additional copies of this letter are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed receipt and returning it to the undersigned in the return envelope provided. By copy of this letter, the Company is also notifying the Union of its intention to omit the Union Proposal from the 2003 Proxy Materials.

Very truly yours,



Mary E. Schaffner
Senior Counsel

MES:mja
cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
Enclosures

ms2002no-action letter-carpenters/stockholder proposal/2003/proxy

EXHIBIT A

TEXT OF THE UNION PROPOSAL AND SUPPORTING STATEMENT

Option Expensing Proposal

Resolved, that the shareholders of Wells Fargo & Company ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies. including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company s executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enrom and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

EXHIBIT B

TEXT OF THE ARMSTRONG PROPOSAL AND SUPPORTING STATEMENT

RESOLUTION

That the shareholders of WELLS FARGO & COMPANY request that the Board of Directors cease using any form of executive compensation, including executive stock options, unless the costs of such compensation are included as an expense on [sic] in the annual income and expense statements.

STATEMENT

Stock options are an important component of Wells Fargo's executive compensation program. Grants of options are to provide positive incentives for executives to focus on long-term value. Increasing the use of stock options at a time of growing investor skepticism of the accuracy and transparency of financial reporting has prompted an intense public awareness on the appropriate accounting treatment for stock options.

Current accounting rules give companies a choice of reporting stock option expenses in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Many corporations. including Wells Fargo, choose to report the calculated cost of company stock options as a footnote in the corporate annual report. Thus, the option costs are not included in the determination of the operating income.

The proponent believes that including the estimated costs of stock options in company income statements would more accurately reflect the operational earnings.

Warren Buffett has stated, '"stock options are compensation and compensation is an expense . . . it should he included as [sic]expense."

Alan Greenspan has said this disclosure should not effect [sic] market prices for shares.

Several corporations seem to he following this advice and will now be disclosing the option costs as an expense.

Standard & Poor's report--"Measures of Corporate Earnings" (Revised May 14, 2002)--outlines a formula for accurately calculating the after-tax earnings generated by a corporation. Its call for a more accurate "core earnings" calculation of earnings was prompted by financial reporting. The accounting treatment for stock options was the main subject and the compelling logic advanced by S & P for including stock option costs in earning statements is that stock grants are components of executive compensation packages, and like other compensation such as salaries, cash bonuses, and other employee benefits, it should be included as an expense in the calculation of operational earnings.

The proponent believes the failure to treat stock option grant costs as expenses on income statements can misrepresent the level of profits at Wells Fargo & Company. He believes the failure to expense stock option costs can result in a "no-cost'' compensation attitude that could increase the excessive use of stock options.

If you agree, please vote "FOR" this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 26, 2002

The proposal requests that the board of directors establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of the previously received proposal that you reference in your letter and will include in Wells Fargo's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Jennifer Bowes
Attorney-Advisor